FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of	November, 2002

Commission File Number	0-27322

Mountain Province Diamonds Inc.

(Translation of registrant's name into English)

Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada V6B 3H7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Empire Towers I 3633 E. Inland Empire Blvd., Suite 465 Ontario, CA 91764 Phone: (909) 466-1411 Fax: (909) 466-1409 http://www.mountainprovince.com e-mail: mtnprovinvrel@worldnet.att.net

NEWS RELEASE

November 6th, 2002	OTCBB: MPVI TSX: MPV

MOUNTAIN PROVINCE DIAMONDS REPORTS ON THE
DIAMONDS RECOVERED FROM THE 2002 BULK SAMPLE
OF THE HEARNE DIAMOND PIPE

Large Diamonds Recovered

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has been informed by its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers), that the diamond recovery from the sample concentrates of the kimberlite recovered from the 2002 bulk sample of the Hearne diamond pipe has been completed in Johannesburg, South Africa. A total of 1,174 carats were recovered with the three largest diamonds weighing 8.7, 6.4 and 4.9 carats. In the 1999 and 2001 bulk samples the largest diamond in each case weighed 3.4 carats. The number of diamonds greater than half a carat recovered this year is proportionately (to the total number of carats recovered) greater than those size diamonds recovered in the 1999 and 2001 bulk samples (specifically 31 percent more than recovered in 2001 and 15 percent more than in 1999). The number of diamonds available (especially larger diamonds) for valuation has as a result increased and will lead to more confidence in the value per carat modeling. The diamonds will be sent to the Diamonds Trading Company (DTC) in London, England for valuation. The Hearne kimberlite pipe is one of the largest and has one of the highest values of the five diamondiferous bodies in the cluster at Kennady Lake, located on the joint-venture’s AK claims in the Northwest Territories of Canada.

As mentioned in the April 24, 2002 news release, De Beers completed the winter 2002 bulk sample program of the Hearne and 5034 pipes on April 20, 2002. The purpose of the bulk sampling program is to increase the available revenue information for these two pipes. Since revenue is determined by grade and diamond value, and since the two kimberlite pipes contain internal zones that vary in grade, it is important to combine diamond grade estimates along with diamond revenue estimates. The large number of diamonds obtained in the 2002 program will thus increase the confidence in, and accuracy of, revenue modeling via an enhanced understanding of grade, diamond size and frequency distributions, and diamond values.

The Hearne kimberlite consists of two bodies. The main body (north lobe) is an elongated pipe over 250m in length in the north-south direction and the second body (south lobe) just south of the main body, is an elongated pipe up 100 meters in length in the east-west direction. The two lobes have been subdivided on the basis of internal geology into several phases (see the January 31, 2000 news release). Out of a resource of approximately 7.2 million tonnes approximately 5.6 million tonnes has a modeled grade of 2.05 carats per tonne and 1.6 million tonnes has a modeled grade of 0.60 carats per tonne giving a weighted average grade of 1.71 carats per tonne. The lower grade zone is approximately 50-80 meters thick. The top of this zone is located near surface at the southern end of the north lobe and dips steeply to the north with the top of this zone being below 300 meters at the northern end of the north lobe. The grade of a drill hole into the north lobe will thus depend on the position and depth of the hole and, hence, on how much of this lower grade zone is intercepted.

The sample grade per hole in the 1999 bulk sample varied from 1.05 to 3.01 carats per tonne, with the lower grade hole being located near the southern end and the higher grade hole near the northern end of the north lobe. The average sample grade for the three holes drilled into the northern part of the north lobe in the 2001 bulk sample program was 2.25 ct/tonne.

A total of five large diameter holes were drilled into the north lobe of the Hearne pipe in 2002. A cluster of three closely spaced holes (2002-99, 2002-103 and 2002-105 approximately 7-8 meters apart) was drilled just north of the center of the lobe, one hole (2002-101) was drilled approximately 40 meters to the north of this cluster of holes, and one hole (2002-91) was drilled approximately 40 meters north of the southern boundary of the lobe. The same drill (24 inch diameter) and the same drill method (a “diamond friendly” flood reverse system) that was used last year were used again this year. In the 1999 bulk sample, a reverse circulation drill with a diameter of 12.25 inches was used. In the 2002 program De Beers recovered a total of 1,174 carats from 665.5 tonnes of kimberlite. The results for each of the 2002 drill holes are shown in the table.

Drill Hole	(In Situ) Tonnes	Carats	Grade ct/tonne
2002-101	122.2	283.4	2.32
2002-99	149.6	267.2	1.79
2002-103	100.7	228.8	2.27
2002-105	104.7	222.1	2.12
2002-91	188.3	172.5	0.92

The grades of the five holes are very consistent with the results of the 1999 and 2001 bulk samples and with the known locations of the higher and lower grade kimberlite phases.

Bulk Sample Year	Carats	Number of diamonds greater than 2 carats	Number of diamonds greater than 1 carat *	Number of diamonds between 0.5 and 1 carat	Five largest diamonds (carats)
2002	1174	13	50	157	8.7, 6.4, 4.9, 3.4, 3.2
2001	751	6	27	74	3.4, 3.2, 2.5, 2.2, 2.2
1999	846	9	40	90	3.4, 3.1, 2.9, 2.7, 2.6

*	Includes those diamonds over 2 carats

The number of diamonds recovered in three different size ranges (between 0.5 and 1 carat, greater than 1 carat and greater than 2 carats), are shown in the table for all three bulk samples. In total, for the 2002 bulk sample, there are 50 diamonds weighing more than 1 carat, which include 13 greater than 2 carats, and 157 diamonds between half a carat and 1 carat. The total number of diamonds greater than half a carat recovered this year (207) is proportionately (to the total number of carats recovered each year) greater than those size diamonds recovered in the 1999 and 2001 bulk samples. Specifically, there are 31 percent more diamonds greater than half a carat as recovered in the 2001 bulk sample and 15 percent more than recovered in the 1999 bulk sample. Both in the 1999 and 2001 bulk samples the largest diamond recovered weighed 3.4 carats. In this years bulk sample there are three diamonds weighing more than 3.4 carats with the largest weighing 8.7 carats. This shows that, like in the 5034 pipe, larger diamonds are present in the Hearne pipe.

The number of diamonds available, especially the greater number of larger diamonds, for valuation has now increased and will lead to more confidence in the value per carat modeling. The diamonds will be sent to the Diamond Trading Company (DTC) in London, England for valuation. Those values will be used to model the values per carat in Johannesburg. After that, revenue per tonne modeling, taking into account both the updated grade information and the diamond values, will be performed. The modeled values per carat and modeled revenues per tonne values for the 5034 and Hearne pipes are expected in early 2003.

The Company is very pleased with the results. The increase in the number of larger diamonds recovered as compared to 1999 and 2001 will hopefully positively impact the size-frequency curves and thus the modeled values.

Separately, two warrant holders have exercised their full allocation of 755,066 share purchase warrants at CDN $0.80 for a total proceeds of CDN $604,052.80. One of the warrant holders is Bottin International Investments Ltd., the largest shareholder of the Company.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (TSX-V: CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.

“Jan W. Vandersande”

Jan W. Vandersande, Ph.D.
President

This release may contain forward–looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764 (909) 466-1411
CANADA Office: 525 Seymour Street, Suite 212, Vancouver, B.C. V6B 3H7 (604) 687-0122
Web Site: www.mountainprovince.com E-mail: MtnProvInvRel@worldnet.att.net

ONTARIO
BRITISH COLUMBIA
ALBERTA

FORM 53-901F (FORM 27)

MATERIAL CHANGE REPORT

SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

Item 1.	Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Mountain Province Diamonds Inc. 525 Seymour Street, Suite 212 Vancouver, B.C. V6C 1H2

Item 2.	Date of Material Change

November 6, 2002

Item 3.	Press Release

State the date and place(s) of issuance of the press release.

The Press Release dated November 6, 2002 was forwarded to the Toronto Stock Exchange and disseminated via Canada Stockwatch, and Canada Corporate News (CCN Matthews) and Business Wire.

A copy of the Press Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced the diamond recovery by its joint venture partner, De Beers Canada Exploration Inc., from the sample concentrates of the kimberlite recovered from the 2002 bulk sample of the Hearne diamond pipe has been completed. A total of 1,174 carats were recovered with the three largest diamonds weighing 8.7, 6.4 and 4.9 carats.

Item 5.	Full Description of Material Change

Supplement the summary required under item 4 with the disclosure which should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

The description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely described examples of some of the facts which may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on Section 85(2) of the Securities Act (B.C.), Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions

If the report is being filed on a confidential basis, state the reasons for such reliance. For B.C., refer to section 85(3) of the Act concerning the continuing obligations regarding reports filed under this subsection.

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Senior Officer

To facilitate any necessary follow-up by the Commission, give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom such senior officer may be contacted by the Commission.

Jan W. Vandersande President Tel: 1-909-466-1411

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver this 6th day of November, 2002.

MOUNTAIN PROVINCE DIAMONDS INC.

Per:

“Paul Shatzko”
Paul Shatzko,
Director and Chairman

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE “A”	Empire Towers I 3633 E. Inland Empire Blvd., Suite 465 Ontario, CA 91764 Phone: (909) 466-1411 Fax: (909) 466-1409 http://www.mountainprovince.com e-mail: mtnprovinvrel@worldnet.att.net

NEWS RELEASE

November 6th, 2002	OTCBB: MPVI TSX: MPV

MOUNTAIN PROVINCE DIAMONDS REPORTS ON THE
DIAMONDS RECOVERED FROM THE 2002 BULK SAMPLE
OF THE HEARNE DIAMOND PIPE

Large Diamonds Recovered

Mountain Province Diamonds Inc., (the Company) is pleased to announce that it has been informed by its joint-venture partner De Beers Canada Exploration Inc. (De Beers Canada), a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers), that the diamond recovery from the sample concentrates of the kimberlite recovered from the 2002 bulk sample of the Hearne diamond pipe has been completed in Johannesburg, South Africa. A total of 1,174 carats were recovered with the three largest diamonds weighing 8.7, 6.4 and 4.9 carats. In the 1999 and 2001 bulk samples the largest diamond in each case weighed 3.4 carats. The number of diamonds greater than half a carat recovered this year is proportionately (to the total number of carats recovered) greater than those size diamonds recovered in the 1999 and 2001 bulk samples (specifically 31 percent more than recovered in 2001 and 15 percent more than in 1999). The number of diamonds available (especially larger diamonds) for valuation has as a result increased and will lead to more confidence in the value per carat modeling. The diamonds will be sent to the Diamonds Trading Company (DTC) in London, England for valuation. The Hearne kimberlite pipe is one of the largest and has one of the highest values of the five diamondiferous bodies in the cluster at Kennady Lake, located on the joint-venture’s AK claims in the Northwest Territories of Canada.

As mentioned in the April 24, 2002 news release, De Beers completed the winter 2002 bulk sample program of the Hearne and 5034 pipes on April 20, 2002. The purpose of the bulk sampling program is to increase the available revenue information for these two pipes. Since revenue is determined by grade and diamond value, and since the two kimberlite pipes contain internal zones that vary in grade, it is important to combine diamond grade estimates along with diamond revenue estimates. The large number of diamonds obtained in the 2002 program will thus increase the confidence in, and accuracy of, revenue modeling via an enhanced understanding of grade, diamond size and frequency distributions, and diamond values.

The Hearne kimberlite consists of two bodies. The main body (north lobe) is an elongated pipe over 250m in length in the north-south direction and the second body (south lobe) just south of the main body, is an elongated pipe up 100 meters in length in the east-west direction. The two lobes have been subdivided on the basis of internal geology into several phases (see the January 31, 2000 news release). Out of a resource of approximately 7.2 million tonnes approximately 5.6 million tonnes has a modeled grade of 2.05 carats per tonne and 1.6 million tonnes has a modeled grade of 0.60 carats per tonne giving a weighted average grade of 1.71 carats per tonne. The lower grade zone is approximately 50-80 meters thick. The top of this zone is located near surface at the southern end of the north lobe and dips steeply to the north with the top of this zone being below 300 meters at the northern end of the north lobe. The grade of a drill hole into the north lobe will thus depend on the position and depth of the hole and, hence, on how much of this lower grade zone is intercepted.

The sample grade per hole in the 1999 bulk sample varied from 1.05 to 3.01 carats per tonne, with the lower grade hole being located near the southern end and the higher grade hole near the northern end of the north lobe. The average sample grade for the three holes drilled into the northern part of the north lobe in the 2001 bulk sample program was 2.25 ct/tonne.

A total of five large diameter holes were drilled into the north lobe of the Hearne pipe in 2002. A cluster of three closely spaced holes (2002-99, 2002-103 and 2002-105 approximately 7-8 meters apart) was drilled just north of the center of the lobe, one hole (2002-101) was drilled approximately 40 meters to the north of this cluster of holes, and one hole (2002-91) was drilled approximately 40 meters north of the southern boundary of the lobe. The same drill (24 inch diameter) and the same drill method (a “diamond friendly” flood reverse system) that was used last year were used again this year. In the 1999 bulk sample, a reverse circulation drill with a diameter of 12.25 inches was used. In the 2002 program De Beers recovered a total of 1,174 carats from 665.5 tonnes of kimberlite. The results for each of the 2002 drill holes are shown in the table.

Drill Hole	(In Situ) Tonnes	Carats	Grade ct/tonne
2002-101	122.2	283.4	2.32
2002-99	149.6	267.2	1.79
2002-103	100.7	228.8	2.27
2002-105	104.7	222.1	2.12
2002-91	188.3	172.5	0.92

The grades of the five holes are very consistent with the results of the 1999 and 2001 bulk samples and with the known locations of the higher and lower grade kimberlite phases.

Bulk Sample Year	Carats	Number of diamonds greater than 2 carats	Number of diamonds greater than 1 carat *	Number of diamonds between 0.5 and 1 carat	Five largest diamonds (carats)
2002	1174	13	50	157	8.7, 6.4, 4.9, 3.4, 3.2
2001	751	6	27	74	3.4, 3.2, 2.5, 2.2, 2.2
1999	846	9	40	90	3.4, 3.1, 2.9, 2.7, 2.6

*	Includes those diamonds over 2 carats

The number of diamonds recovered in three different size ranges (between 0.5 and 1 carat, greater than 1 carat and greater than 2 carats), are shown in the table for all three bulk samples. In total, for the 2002 bulk sample, there are 50 diamonds weighing more than 1 carat, which include 13 greater than 2 carats, and 157 diamonds between half a carat and 1 carat. The total number of diamonds greater than half a carat recovered this year (207) is proportionately (to the total number of carats recovered each year) greater than those size diamonds recovered in the 1999 and 2001 bulk samples. Specifically, there are 31 percent more diamonds greater than half a carat as recovered in the 2001 bulk sample and 15 percent more than recovered in the 1999 bulk sample. Both in the 1999 and 2001 bulk samples the largest diamond recovered weighed 3.4 carats. In this years bulk sample there are three diamonds weighing more than 3.4 carats with the largest weighing 8.7 carats. This shows that, like in the 5034 pipe, larger diamonds are present in the Hearne pipe.

The number of diamonds available, especially the greater number of larger diamonds, for valuation has now increased and will lead to more confidence in the value per carat modeling. The diamonds will be sent to the Diamond Trading Company (DTC) in London, England for valuation. Those values will be used to model the values per carat in Johannesburg. After that, revenue per tonne modeling, taking into account both the updated grade information and the diamond values, will be performed. The modeled values per carat and modeled revenues per tonne values for the 5034 and Hearne pipes are expected in early 2003.

The Company is very pleased with the results. The increase in the number of larger diamonds recovered as compared to 1999 and 2001 will hopefully positively impact the size-frequency curves and thus the modeled values.

Separately, two warrant holders have exercised their full allocation of 755,066 share purchase warrants at CDN $0.80 for a total proceeds of CDN $604,052.80. One of the warrant holders is Bottin International Investments Ltd., the largest shareholder of the Company.

Mountain Province Diamonds Inc. is a diamond exploration and development company. The AK claims, located in the Northwest Territories of Canada are now held 44.1% by Mountain Province Diamonds Inc., 4.9% by Camphor Ventures (TSX-V: CFV), and 51% by De Beers Canada Exploration Inc. As reported in its news release on March 7th, 1997, Mountain Province Diamonds Inc. and its partner entered into a joint agreement with De Beers Canada Exploration Inc. formerly known as Monopros Ltd. (a wholly owned subsidiary of De Beers Consolidated Mines Limited) under which De Beers Canada Exploration Inc. has the right to earn up to a 60% interest in the AK property by taking the project to commercial production.

“Jan W. Vandersande”

Jan W. Vandersande, Ph.D.
President

This release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

USA Office: 3633 E. Inland Empire Blvd., Suite 465, Ontario, CA 91764 (909) 466-1411
CANADA Office: 525 Seymour Street, Suite 212, Vancouver, B.C. V6B 3H7 (604) 687-0122
Web Site: www.mountainprovince.com E-mail: MtnProvInvRel@worldnet.att.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mountain Province Diamonds Inc.
(Registrant)

Date November 6, 2002	By:	/S/ “Pradeep Varshney”
(Print) Name: Pradeep Varshney
Title: Chief Financial Officer